02019445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 01 2002 SEC MAIL 365 SECTION WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8 - 51800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Gleacher & Co. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue
(No. and Street)

New York	New York	10021-8405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Trabulsi — (212) 418-4296
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/20

GLEACHER & CO.

GLEACHER & CO. LLC
660 MADISON AVENUE
NEW YORK NY 10021-8405
212 418-4200
212 752-2711 FAX

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☐ (c) Statement of Income.

☐ (d) Statement of Cash Flows.

☐ (e) Statement of Changes in Member's Equity.

☐ (f) Statement of Changes in Subordinated Liabilities.

☐ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☐ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Exemptive Provision under Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Member of
Gleacher & Co. LLC:

We have audited the accompanying statement of financial condition of Gleacher & Co. LLC (a Delaware limited liability company) as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gleacher & Co. LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 20, 2002

GLEACHER & CO. LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$12,924,235
SECURITIES OWNED, at market or fair value	271,406
ACCOUNTS RECEIVABLE	793,807
NOTES RECEIVABLE	1,138,478
PREPAID EXPENSES	174,611
DEFERRED CHARGES	4,801,118
OTHER ASSETS	659,699
Total assets	$20,763,354

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued compensation and benefits	$ 6,567,465
Accounts payable and accrued liabilities	905,319
Deferred revenue	1,990,551
Total liabilities	9,463,335
MEMBER'S EQUITY	11,300,019
Total liabilities and member's equity	$20,763,354

The accompanying notes are an integral part of this statement.

GLEACHER & CO. LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Gleacher & Co. LLC (the "Company"), a limited liability company, was formed on April 9, 1999. Gleacher Holdings LLC (the "Parent") is the sole member of the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company does not carry customer accounts; as such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(ii) of that rule. The Company provides corporate and investment banking advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Cash and Cash Equivalents

The Company considers highly liquid money market investments purchased with a maturity of three months or less to be cash equivalents.

Securities Owned

Securities owned are recorded at market or fair value on a trade-date basis. Securities not readily marketable have been valued at fair value as determined by management using standard industry valuation methods. The resulting gains or losses are reflected in the accompanying statement of operations.

Revenue Recognition

The Company recognizes and records advisory service revenues in the period earned.

3. SECURITIES OWNED

Details of securities owned at December 31, 2001 are as follows:

Warrants	$ 4,886
Corporate debt	226,500
Equity securities	40,020
	$ 271,406

4. DEFERRED CHARGES AND DEFERRED REVENUE

Deferred charges represent amounts paid for the right to manage the Mezzanine Investment Funds, alternative investment funds managed by the Company. These charges are amortized on a straight-line basis over five years, which is the period for which the Company is entitled to earn management fees.

Management fees related to the Mezzanine Investment Funds are paid to the Company every six-months, in advance. Deferred revenue on the accompanying statement of financial condition represents the unearned portion of these management fees.

5. INCOME TAXES

The Company is a limited liability company where the member is individually responsible for income taxes that result from the Company's operations.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $250,000 or 2% of aggregate debit items. At December 31, 2001, the Company had net capital of $3,460,904, which was $3,210,904 in excess of its minimum net capital requirement of $250,000.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

7. RETIREMENT PLAN

Employees of the Company participate in a defined contribution plan which meets the requirements of Section 401(k) of the Internal Revenue Code (the "Plan") to which the Company contributes up to 3% of eligible employee compensation. Eligibility is based on one year of service and employment with the Company as of December 31.

8. RELATED PARTIES

The Company has entered into a service agreement with the Parent. The Parent provides certain administrative services to the Company, including the use of premises and fixed assets and payment to certain third-party vendors for which the Parent is reimbursed by the Company.

The Company maintains unsecured notes receivables from employees that bear interest based on the London Interbank Offered Rate and have maturities of up to two years.

9. CONTINGENCIES

The Company is a defendant in a legal action. In the opinion of management, after consultation with legal counsel, the ultimate outcome of this matter will not have a material adverse effect on the financial condition of the Company.

To the Member of
Gleacher & Co. LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Gleacher & Co. LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC and the National Association of Securities Dealers, Inc. in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 20, 2002